

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Ruifeng Guo
Chief Financial Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

> **Re: Fly-E Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 4, 2024**
> **File No. 333-276830**

Dear Ruifeng Guo:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration on Form S-1

Compensation of Executive Officers, page 57

1. Please update your compensation disclosure to reflect the fiscal year ended March 31, 2024.

Certain Relationships and Related Party Transactions, page 61

2. Please update your disclosure in this section to include any applicable transactions since December 31, 2023. Refer to Item 404(d) of Regulation S-K.

Consolidated Statements of Income, page F-5

3. We note your disclosures that shares and per share data are presented on a retroactive basis to give effect to the stock split completed on April 2, 2024; however, the earnings per share and weighted average number of common stock - basic and diluted for the years

ended March 31, 2023 and 2022 and for the nine months ended December 31, 2023 and 2022 do not appear adjusted for the stock split on pages F-5 and F-28. Please revise your filing to ensure all of the share information retroactively reflects the stock split in accordance with ASC 260-10-55-12.

Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Aftanas